March 26, 2020

Yin Yan
Chief Executive Officer
Bio Essence Corp.
8 Studebaker Drive
Irvine, CA 92618

       Re: Bio Essence Corp.
           Amendment No. 4 to Registration Statement on Form S-1
           Filed March 12, 2020
           File No. 333-232839

Dear Ms. Yan:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 24, 2020 letter.

Amendment No. 4 to the Registration Statement on Form S-1

Cover page

1. We note that the offering does not have a definitive end date; however, please note that
       Item 501(b)(8) of Regulation S- K requires you to clearly disclose when the offering will end. Please revise.
Risk Factors, page 8

2. We note the disclosure added in response to prior comment number 9. Please add a risk factor discussing the dilutive effect that new investors will immediately experience upon purchasing the offered shares.
 Yin Yan
FirstName LastNameYin Yan
Bio Essence Corp.
Comapany2020
March 26, NameBio Essence Corp.
March 26, 2020 Page 2
Page 2
FirstName LastName
Consolidated Financial Statements, page F-1

3. Please update your financial statements and related financial information including in the filing, as necessary, to comply with Rule 8-08 of Regulation S-X.

        You may contact David Burton at (202) 551-3626 or Terence O'Brien at
(202) 551-3355
if you have questions regarding comments on the financial statements and related matters. Please contact Chris Edwards at (202) 551-6761 or Joe McCann at (202) 551-6262 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Life
Sciences
cc:      Devin W. Bone, Esq.